

July 28, 2010

Christine Buchanan-McKenzie
Chief Executive Officer
Pristine Solutions Inc.
Stettin Albert Town
Trelawny, Jamaica

> **Re:** **Pristine Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2010**
> **File No. 333-166487**

Dear Ms. Buchanan-McKenzie:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. It appears that you inadvertently labeled the second footnote to the filing fee table as footnote (1). Please revise or advise.

Description of Securities to be Registered, page 22

2. We note your response to comment 15 in our letter dated June 1, 2010. However, your statement that "[t]here are currently no differences in the rights or restrictions attached to [y]our two classes of stock" remains unclear given that there are no shares of preferred stock issued or outstanding and the preferred stock, therefore, does not have any rights or restrictions attached to it. Please delete this sentence or revise it to clarify that this is because your Board of Directors has not designated any rights or restrictions to your preferred stock because none is contemplated for issuance at this time.

Description of Business, page 23

Competition, page 28

3. We note your revised disclosure in response to comment 19 in our letter dated June 1, 2010. Please further revise your disclosure to address any cost-related competitive advantages and/or disadvantages related to your products.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 33

4. We have reviewed your response and revised disclosures related to comment 22 in our letter dated June 1, 2010, noting that you have already acquired 52 tankless water heaters. Considering you acquired these water heaters subsequent to your latest balance sheet date, please tell us and disclose the total purchase cost and quantify the balance already paid in cash and/or still outstanding with a view to understanding what your current and future obligations are with respect to these purchases and how you intend to cover these costs. Please also state whether you have customers lined up to purchase these units.

5. We note your revised disclosure in response to comment 24 in our letter dated June 1, 2010. Please expand your disclosure to provide more detail regarding the implementation of your business plan, including a more specific time-table for pursuing each portion of the business plan, a more precise indication of the manner in which you will prioritize the undertaking of each portion of the business plan, and additional detail regarding the actions that you will take in order to achieve each portion of the business plan.

Item 16. Exhibits, page 44

6. Please revise to include the referenced footnote (1) to the exhibit index.

Exhibit 5.1

7. We note your response to comment 31 in our letter dated June 1, 2010. Please revise each of the last two sentences of the opinion to delete the references to "the rules and regulations of the SEC issued thereunder." In addition, please revise the last sentence of the opinion to delete the reference to "Item 509 of Regulation S-K."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Luis Carrillo
Carrillo Huetel, LLP
Via Facsimile (619.330.1888)